Exhibit 1.1

Bidding Procedures

Set forth below are the bidding procedures (the “Bidding Procedures”) to be employed with respect to the prospective sale by Aradigm corporation (the “Seller”), as the debtor and debtor-in-possession in its chapter 11 bankruptcy case, Case No. 19-40363 WJL, of substantially all of its assets, free and clear of all liens, claims, interests, and encumbrances (the “Assets”).

Seller has currently entered into an asset purchase agreement (the “APA”) for the purchase and sale of the Assets to Grifols, S.A. (the “Proposed Buyer”). Seller will seek entry of an order by the United States Bankruptcy Court (the “Bankruptcy Court”), among other things, authorizing and approving the sale to the Proposed Buyer or to a Qualified Bidder (as hereinafter defined) which the Bankruptcy Court may determine to have made the highest or otherwise best offer to purchase the Assets (the “Successful Bidder”).

The Bidding Process

Seller shall (i) determine whether any person is a Qualified Bidder, (ii) coordinate the efforts of Qualified Bidders in conducting their respective due diligence regarding the Assets, (iii) receive offers from Qualified Bidders, and (iv) negotiate any offer made to purchase the Assets (collectively, the “Bidding Process”). Any person who wishes to participate in the Bidding Process must be a Qualified Bidder. Neither Seller nor its representatives shall be obligated to furnish any information of any kind whatsoever related to the Assets to any person who is not a Qualified Bidder. Seller shall have the right to adopt such other rules for the Bidding Process which, in its reasonable judgment, will better promote the goals of the Bidding Process and which are not inconsistent with any of the other provisions hereof, Title 11 of the United States Code, or of any Bankruptcy Court order.

Participation-Bid Requirements

Any party interested in submitting an overbid (“Initial Upset Bid”) for the Assets (“Overbidder”) must, no later than 5:00 p.m. (Pacific Standard Time) on March 20, 2020 (the “Bid Deadline”), deliver written copies of his/her/its Initial Upset Bid to (i) counsel for the Seller, Bennett. G. Young, Jeffer Mangels Butler & Mitchell, LLP, Two Embarcadero Center, Suite 500, San Francisco, California 94111, Email: Byoung@jmbm.com, and (ii) counsel for the Proposed Buyer, Aram Ordubegian, Arent Fox LLP, 555 West 5th Street, 48th Floor, Los Angeles, CA 90013, Email: aram.ordubegian@arentfox.com, along with the following:

(a) an Initial Upset Bid of at least Three Million, Six Hundred Thousand Dollars ($3,600,000) in cash consideration.

(b) a proposed asset purchase agreement (an “Alternative APA”) with all terms substantially different than the terms set forth in the Proposed Buyer’s APA identified via a red-lined document or some other similar method of comparison such that all proposed changes are highlighted for the Court and interested parties;

(c) a statement that the Initial Upset Bid is irrevocable until five (5) business days after the Assets have been sold pursuant to the closing of the sale approved by the Bankruptcy Court in a final, non-appealable order unless such Overbidder is designated as the Back-Up Bidder (as hereinafter defined);

(d) a statement that the Initial Upset Bid is not conditioned on obtaining financing, regulatory contingencies, any internal approval or on the outcome or review of due diligence and is not subject to any condition other than the conditions set forth in the Proposed Buyer’s APA;

(e) a statement that the Overbidder shall not be entitled to any transaction or breakup fee, expense reimbursement or similar fee or payment;

(f) a representation in the Alternative APA that the Overbidder has obtained all necessary organizational approvals to make its bid and to enter into and perform the Alternative APA and include evidence of authorization and approval from the Overbidder’s board of directors (or comparable governing body) with respect to the submission, execution, delivery and closing of the Alternative APA;

(g) an initial list of executory contracts and unexpired leases that the Overbidder wishes to have assumed and assigned;

(h) written evidence of a firm commitment for financing or other evidence of the financial wherewithal of such Overbidder that the Seller reasonably believes in its sole discretion, provides the ability to consummate the sale with appropriate contact information for such financing sources;

(i) an Overbid deposit (“Overbid Deposit”) in the amount equal to at least ten percent (10%) of the cash component of the proposed purchase price to an escrow account maintained with Citizen’s Business Bank, which will be non-refundable if the Overbidder is the Successful Bidder at the conclusion of the Auction and the sale does not close due to the Overbidder’s default, so that such Overbid Deposit is actually received by the Bid Deadline.

Designation as Qualified Bidder

A “Qualified Bidder” is an Overbidder that the Seller determines has submitted by the Bid Deadline a bona fide offer that would result in greater value than the value that the Seller would receive under the APA and be able to consummate a sale if selected as a Successful Bidder.

Bidding at Auction

If at least one Qualified Bidder who has submitted an Initial Upset Bid appears at the Auction, the Seller shall designate what it determines, in its reasonable judgment, to be the best and highest Initial Upset Bid received for the Assets to be the leading bid at the Auction. Thereafter, the Seller shall solicit better and higher bids for the Assets (“Overbid”) from the Qualified Bidders participating in the Auction (including the Proposed Buyer, if it chooses to participate) until the best and highest bid for the Assets has been determined by the Seller (the “Successful Bid”). Any Overbid must be in increments of at least One Hundred Thousand Dollars ($100,000). The Qualified Bidder who submits the second best/highest bid for the Assets at the Auction shall be designated as the back-up bidder (“Back-up Bidder”), if such bidder consents to act as the backup bidder. In the event that Proposed Buyer or the Successful Bidder cannot timely complete the purchase of the Assets, the Seller shall be authorized to proceed with the sale of the Assets to the Back-up Bidder without further notice, hearing or order of the Bankruptcy Court.

Auction and Sale Hearing

After all Qualified Bid(s) have been received, the Seller shall conduct an auction (the “Auction”) for the Assets. Such Auction shall take place at the office of Seller’s counsel, Jeffer Mangels Butler & Mitchell, LLP, located at Two Embarcadero Center, Fifth Floor, San Francisco, California, on March 25, 2020, commencing at 10:00 a.m. (Pacific time). Only a Qualified Bidder who has submitted a Qualified Bid will be eligible to participate at the Auction. At such Auction, the Proposed Buyer and Qualified Bidders will be permitted to increase their bids.

The sale hearing (the “Sale Hearing”) shall take place on March 27, 2020, commencing at 10:00 a.m. (Pacific time) in the Bankruptcy Court, located at Courtroom 220, 1300 Clay Street, Oakland, California. The Sale Hearing may be adjourned or rescheduled without notice by an announcement of the adjourned date of the Sale Hearing. At such Sale Hearing, Seller shall present the Successful Bid to the Bankruptcy Court for approval.

Acceptance of Qualified Bids

Seller presently intends to sell the Assets to Proposed Buyer or the highest or otherwise best Qualified Bidder. Seller’s presentation to the Bankruptcy Court for approval of a particular Qualified Bid does not constitute Seller’s acceptance of such bid. Seller will be deemed to have accepted a bid only when the bid has been approved by an order of the Bankruptcy Court.

Closing of Sale and Forfeiture of Deposits

If the Successful Bidder fails to consummate the sale of the Assets timely, the Successful Bidder will be deemed to have forfeited his/her/its deposit unless the Bankruptcy Court or the Seller agrees to provide the Successful Bidder with an extension of time to close the sale. If the Successful Bidder fails to otherwise close due to his/her/its own default and forfeits his/her/its deposit, the backup bidder (if any) will be notified and will then have the opportunity to close the sale of the Assets. If the Back-up Bidder fails to timely close the sale, the Back-up Bidder will be deemed to have forfeited his/her/its deposit unless the Bankruptcy Court or the Seller agrees to provide such Back-up Bidder with an extension of time to close the sale.

Modifications

Seller shall determine, in its business judgment, (a) which Qualified Bid, if any, is the highest or otherwise best offer; and (b) reject at any time before the entry of an order of the Bankruptcy Court approving a Qualified Bid, any bid that, in Seller’s reasonable discretion is (i) inadequate or insufficient; (ii) not in conformity with the conditions of sale; or (iii) contrary to the best interests of Seller, the estate and/or its creditors. At or before the Sale Hearing, Seller may impose such other terms and conditions as it may determine to be in the best interest of estate, its creditors and/or other parties in interest, provided that any such other terms or conditions are approved by the Bankruptcy Court.

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